Exhibit 23.2

Consent of Independent Auditors

The Sole Director
Coretherapix, SLU:

We consent to the use of our report dated October 21, 2015, with respect to the statements of financial position of Coretherapix, SLU as of December 31, 2014 and 2013, and the related statements of income, other comprehensive income, cash flow, and total changes in equity for each of the years in the two-year period ended December 31, 2014, which report appears in the registration statement on Amendment No. 1 to Form F-1 of TiGenix dated February 3, 2016 and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated October 21, 2015 contains an explanatory paragraph regarding the ability of Coretherapix, SLU to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG Auditores, S.L.

Madrid, Spain
February 3, 2016